UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

     Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BandwagonFanClub Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 17, 2015

Physical address of issuer
620 Rutherford Street, Suite 200 Greenville, SC 29609

Website of issuer
www.bandwagonfanclub.com

Current number of employees
5

	Most recent fiscal year-end (December 31, 2019)	Prior fiscal year-end (December 31, 2018)
Total Assets	$608,601.00	$73,373.00
Cash & Cash Equivalents	$357,297.00	$72,739.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$18,933.00	$0.00
Long-term Debt	$0.00	$467,500.00
Revenues/Sales	$1,860.00	$8,034.00
Cost of Goods Sold	$745.00	$12,242.00
Taxes Paid	$0.00	$0.00
Net Income	$(452,100.00)	$(323,727.00)

MAY 1, 2020

FORM C-AR

BandwagonFanClub Inc.



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by BandwagonFanClub Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"),

for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.100 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at www.janewest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 1, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

{ TC "SUMMARY " \l 1 }SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company was formed on May 16, 2014 as a South Carolina limited liability company organized under the name of Bandwagon LLC and was converted to a Delaware corporation and renamed BandwagonFanClub Inc. on September 17, 2015.

The Company is located at 620 Rutherford Street, Suite 200 Greenville, SC 29609.

The Company's website is www.bandwagonfanclub.com.

The information available on or through our website is not a part of this Form C-AR.

{ TC "The Business " \l 2 }The Business

The Company provides analytics and identity management software solutions to sports organizations, festivals, and any ticketed live event (collectively, "*Asset Creators*"). We also work with technology stakeholders around the fan experience to aggregate data to create profiles around fans that attend events. We charge Asset Creators an annual license fee (that can also be paid monthly) and we charge our technology stakeholders a per use fee ranging between $0.10 and $0.20 per ticket.

{ TC "RISK FACTORS " \l 1 }RISK FACTORS

{ TC "Risks Related to the Company's Business and Industry " \l 2 }Risks Related to the Company's Business and Industry

In order for Bandwagon to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Blockchain technology is nascent today and is becoming more widely adopted by startups as well as several Fortune 500 companies. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved SaaS products and thus may be better equipped than us to develop and commercialize blockchain technology solutions. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our solutions will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website or our app, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. These are standard risks that most technology companies face but we want to be transparent. Our blockchain technology and our B2B means that we will be storing our customer's customer information, as well.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Through our partners, customers, and our direct to customer platform, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers, their customers, and employees, in our data centers and on our networks. The secure processing, storing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information cryptographically on an enterprise grade blockchain, hyperledger fabric. The steps taken and the expenses associated with protecting our information could reduce our operating margins.

An uncertain regulatory framework governing protection of personal data exists and has the potential to carry significant financial penalties.

Regulation (EU) 2016/679 of the European Parliament, commonly known as the General Data Protection Regulation ("*GDPR*") was adopted on April 27, 2016 and became effective on May 25, 2018. The GDPR governs the handling, processing and exportation of personally identifiable data within or from the European Economic Area ("*EEA*"). The GDPR imposes stringent requirements in connection with the acceptance and retention of personal data, with violations of the GDPR being subject to substantial financial penalties. Little to no guidance has been provided by any regulatory agency within the EEA with respect to what will be deemed a violation of the GDPR, and accordingly, there can be no certainty that any business enterprise with exposure to the EEA, such as the Company, will not be deemed, even by incidental omission or inadvertent error, to be in violation of GDPR and financially penalized in an amount that could cause a material adverse effect on its business and ability to continue as an on-going concern.

Adverse changes such as disasters, diseases and negative changes in government policy could result in significant losses to the Company.

Adverse changes such as public health crises, natural disasters, terrorist attacks and other outside events can adversely affect general commercial activity and the economies of many countries, which could materially adversely affect the business, financial condition and results of operations of the Company. For example, the outbreak of coronavirus (COVID-19) and its effect on the world in general, and on the financial market may affect the Company. The virus is likely to have a negative impact, given market turmoil, "social distancing," rise in cases, and efforts to contain the virus, as well as the potential impact to consumer confidence, employment and spending power. Revenue may be dependent on and sensitive to many other factors, including governmental monetary policies, economic and political conditions. Any such negative change could adversely affect the Company

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. It is not uncommon for blockchain and crypto companies to be held for ransom which may slow down our development and put us at risk. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Greg Smith, Kwame Anku, Harold Hughes, and Hampton Smith, who are a Director, Director, CEO, and CTO, respectively, of the Company. The Company has or intends to enter into employment agreements with these individuals although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of any one of the aforementioned individuals or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on

third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Greg Smith, Kwame Anku, Harold Hughes, and Hampton Smith in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Greg Smith, Kwame Anku, Harold Hughes, or Hampton Smith die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such persons could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions as our technology solutions can (and will) address global markets.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals. Any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact consumer demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We depend on profitable royalty-bearing licenses of our technology, and if we are unable to maintain and generate such license agreements, then we may not be able to sustain existing levels of revenue or increase revenue.
We depend upon the identification, investment in and license of new patents for our revenues. If we are unable to maintain such license agreements and to continue to develop new license arrangements, then we may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technology sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, invoicing problems, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.
Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The Company depends on the performance of distributors, carriers and other resellers.

The Company distributes its products through cellular network carriers, many of whom distribute products from competing manufacturers. The Company also sells its products in most of its major markets directly to enterprise customers and small and mid-sized businesses.

{ TC "BUSINESS " \l 1 }BUSINESS

{ TC "Description of the Business " \l 2 }Description of the Business
The Company provides analytics and identity management software solutions to sports organizations, festivals, and any ticketed live event (collectively, "*Asset Creators*"). We also work with technology stakeholders around the fan experience to aggregate data to create profiles around fans that attend events. We charge Asset Creators an annual license fee (that can also be paid monthly) and we charge our technology stakeholders a per use fee ranging between $0.10 and $0.20 per ticket.

{ TC "Business Plan " \l 2 }Business Plan
We are a B2B company, providing identity management software solutions and technology to customers across a broad range of industries. We intend to operate globally but are beginning here in the United States with one common brand and business model designed to enable us to provide our partner and customers around the world with the same high level of service. Drawing on a combination of industry and functional expertise, technology capabilities, and partnerships, and our delivery resources, we seek to provide differentiated services that help our clients measurably improve their business performance and create sustainable value for their fans and stakeholders. By focusing on identity management, we enable our customers and partners to increase marketing efficacy, improve public safety, and generate more revenue. We offer three products today (please see The Company's Products and/or Services section below) and plan to add a fourth product during Q3 2018. Our current solutions include our loyalty card solution, our Blockchain API, and our white-label ticket marketplace. Our newest product will be our Digital Locker Room, which is an app to help fans capture their experiences while providing us with visibility on their engagement. We believe that this suite of products will allow us to grow with our customers and provide opportunities for partnership at every level.

{ TC "History of the Business " \l 2 }History of the Business
Bandwagon started as secondary ticket marketplace to allow college football fans to buy and sell tickets. While going to market, we needed a way to validate that the tickets being sold were authentic, so we started building a solution that would allow us to solve that problem. In developing our identity management solution, we found that there was a greater market opportunity to move from B2C to B2B and to allow other marketplaces to use our solution. In switching our business model and solution, we are able to tackle a much larger market while solving a much bigger problem.

{ TC "The Company's Products and/or Services " \l 2 }The Company's Products and/or Services

Product / Service	Description	Current Market
Aura	Aura is our fan-identity and attendee analytics solution. The target market is the live event space, specifically sports teams, festivals, and concerts.	We launched this product in 2019 with the goal of being focused on our market and delivering a solution specifically for that group. Along with the customers, we work with other technology stakeholders that are in that ecosystem. .
Blockchain API	Our blockchain solution (built on Hyperledger Fabric, a permission-based blockchain) is designed to help event organizers create a collaborative ledger for their ticketing partners and other stakeholders . We are building multiple APIs to talk to several different ticketing platforms.	Our current customer is GoBeep. They are leveraging our Blockchain platform for their zero-party consumer application.
White Label Ticket Marketplace	We are repurposing some of the code from our first product to create a white label ticket marketplace for non-traditional event organizers (restaurants, bookstores, non-profit organizations, etc.) This product allows these groups to have an easy to use ticketing solution that is consistent with their branding and built in a such a way that they own their customer information outright.	This product is currently in development and we expect to launch in Q3 2020. We have 2 customers lined up and expect to have another half-a-dozen in the next 3-6 months.

Right now, our CEO serves as our main business development and sales champion. We are going directly to the sports organizations, festival organizers, and ticket companies as we seek partnerships. As we address challenges created by COVID-19, we are also exploring the opportunity to deliver identity infrastructure solutions to the market as we employ our Glassbox security strategy.

{ TC "Competition " \l 2 }Competition

The Company's primary competitors are blockchain ticket companies (Aventus, FanDragon Technologies, Crypto Tickets, etc.) that are trying to displace industry leaders like StubHub and Ticketmaster. Our business model focuses on working with those industry leaders.

Blockchain in ticketing is becoming more and more popular as a resource to deliver the solution. While most companies are using Ethereum or Bitcoin, we are using Hyperledger Fabric. Unlike Ethereum and Bitcoin, Hyperledger Fabric is a permissioned-blockchain which allows the Company to have more speed than competitors. Also, instead of creating a ticket company to compete with giants like StubHub,

Ticketmaster, and SeatGeek, we set out to work alongside them, making our path to market adoption much smoother. Lastly, because we involve technology stakeholders in our ecosystem from the beginning, we are building a platform that truly focuses on aggregating large amounts of data and creating profiles about fans, regardless of where they bought their tickets. In the last 2 years, 2 of our competitors (UPGRADED-INC. and Rival) have been acquired by Ticketmaster.

{ TC "Supply Chain and Customer Base " \l 2 }Supply Chain and Customer Base
Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. After that, the core of our technology is built in-house. Our blockchain solution is built on the Hyperledger Fabric blockchain along with our proprietary technology.

We are targeting 3 kinds of customers: asset creators (sports organizations, concert artists, festivals, etc.), ticket marketplaces, and technology companies that participate in the fan ecosystem. We launched our solution with Sacramento State University for their 2018 baseball season and we are expanded our relationship to include college football for the 2018-2019 season.

We currently service a Greenville, South Carolina-based company called GoBeep. Bandwagon provides GoBeep the infrastructure to allow their end-users to see how their data is used and an ability to revoke further access on a business-by-business basis. We enable the companies in GoBeep's marketplace (breweries), to mine the customer data to make marketing decisions and sales decisions while preserving privacy of each customer. Bandwagon's engine empowers GoBeep to offer its clients deeper analysis of their own customers and insights into more effective business processes, both of which foster greater brand loyalty. This focus on the virtuous cycle in our network enables more customized experiences for the customer and will encourage them to share more information going forward. GoBeep is Bandwagon's first customer using our Glassbox Security offering, where trust is not lost due to transparency.

{ TC "Intellectual Property " \l 2 }Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Cybernetica AS	BandwagonFanClub Inc.	Independent Software Vendor for Sharemind Application server. Includes use for Product Development, Testing, and Commercial purposes.	September 19, 2021
U-MVPindex LLC	BandwagonFanClub Inc.	Unlimited basic segmentation, unlimited admin seats, one Umbel property, profiles acquired through Umbel engagement tools	August 6, 2020

Patents and Provisional Patent Applications
N/A

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
6004370	IC 035. US 100 101 102. G & S: Assistance, advisory services and consultancy with regard to business planning, business analysis, business management, business organization, marketing and customer analysis. FIRST USE: 20190201. FIRST USE IN COMMERCE: 20190301	STADIUM AS A SERVICE	May 20, 2019	March 3, 2020	United States
5374412	IC 041. US 100 101 107. G & S: On-line entertainment ticket agency services. FIRST USE: 20160301. FIRST USE IN COMMERCE: 20160301	FAN INTELLIGENCE	May 26, 2017	January 9, 2018	United States
5926144	IC 042. US 100 101. G & S: Software as a service (SAAS) services, namely, hosting software for use by others for use for verification of event admission ticket validity using a proprietary blockchain platform and capturing the essence of the individual fan, at scale, so their unique qualities and preferences can be identified, synthesized and realized in-venue. FIRST USE: 20190215. FIRST USE IN COMMERCE: 20190301	A	May 20, 2019	December 3, 2019	United States

Given the nascent nature of blockchain technology, proprietary know-how is incredibly valuable absent of patents. Our blockchain solution is built in-house and leverages Hyperledger Fabric.

{ TC "Governmental/Regulatory Approval and Compliance " \l 2 }Governmental/Regulatory Approval and Compliance
The Company is currently only subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. If and when the Company expands its operations into the global marketplace, it will be subject to and affected by the laws and regulations of international countries and bodies, such as the European Union . These laws and regulations are subject to change. With the adoption of the GDPR, we must also be mindful of how data and platform comply as well as enables our partners to comply.

{ TC "Litigation " \l 2 }Litigation
None

{ TC "Other " \l 2 }Other
The Company's principal address is 620 Rutherford Street, Suite 200 Greenville, SC 29609.

The Company has offices and conducts business in California, South Carolina, and Texas.

{ TC "DIRECTORS, OFFICERS AND EMPLOYEES " \l 1 }DIRECTORS, OFFICERS AND EMPLOYEES

{ TC "Directors " \l 2 }Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Greg Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Blue Vista Ventures, President, July 2011 - Present

Education
B.S. Mechanical Engineering, Clemson University, 1984
MIBS, Darla Moore School of Business University of South Carolina, 1988

Name
Kwame Anku

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, October 2016 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Black Angel Tech Fund, Principal, June 2016 - Present
Black Angel Tech Fund, Co-Founder, May 2015 - Present
New Dawn Global, Principal, June 2016 - Present

Education
Bachelors Degree, Stanford University - 1994

Name
Harold Hughes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, September 2015 - Present
Founder, CEO, May 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BandwagonFanClub Inc., Founder & CEO, May 2014 - Present
ViewSonic, Regional Sales Manager, July 2015 - January 2016
ScanSource, Inc - Various positions, May 2007 - July 2015

Education
B.A. - Economics, Clemson University, 2008
B.A. - Political Science, Clemson University, 2008
M.B.A. - Clemson University, 2014

{ TC "Officers " \l 2 }Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Harold Hughes

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, Board of Directors, September 2015 - Present
Founder, CEO, May 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BandwagonFanClub Inc., Founder & CEO, May 2014 - Present
ViewSonic, Regional Sales Manager, July 2015 - January 2016
ScanSource, Inc - Various positions, May 2007 - July 2015

Education
B.A. - Economics, Clemson University, 2008
B.A. - Political Science, Clemson University, 2008
M.B.A. - Clemson University, 2014

Name
Hampton Smith

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CTO, August 2019 – Present
Director of Data and Architecture Services, March 2018 – August 2019

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
BandwagonFanClub Inc – March 2018

Google, Software Engineer May 2013 – March 2015

Education
Doctor of Philosophy (Ph.D.) Computer Software Engineering, 2013
B.S. Computer Science, Roanoke College, 2007

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

{ TC "Employees " \l 2 }Employees
The Company currently has 5 employees in South Carolina, Texas, and California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Harold Hughes	Chief Executive Officer	September 2015	N/A
Hampton Smith	Chief Technology Officer	February 2018	N/A
Brittany Isenberg	Software Engineer	September 2019	N/A
Joe Powers	Software Engineer	December 2019	N/A
Bari Williams	Business Operations Lead	January 2020	N/A

{ TC "CAPITALIZATION AND OWNERSHIP " \l 1 }CAPITALIZATION AND OWNERSHIP

{ TC "Capitalization " \l 2 }Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	1,656,558
Voting Rights	1 vote per share of Common Stock
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

*The percentage ownership is calculated on a fully diluted basis.

Type of security	Crowd SAFE
Amount outstanding	$145,398.00*
Date Raised	1/1/2019
Valuation Cap	10,000,000
Discount Rate	20%

*This includes the total approximate amount raised in the offering previously, and includes the percentage of proceeds transferred to the Intermediary and other fees.

The Company has no debt outstanding.

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Shares	4	$525,000	Research & Development	December 24, 2019	N/A
Crowd SAFE	330	$133,983.00	Research & Development	January 1, 2019	§4(a)(6)
Convertible Note	20	$373,500.00	Research & Development	May 1, 2017	Rule 506(b)
Convertible Note	7	$330,000.00	Research & Development	June 15, 2018	Rule 506(b)
Convertible Note	1	$50,000.00	Research & Development	March 30, 2019	Rule 506(b)
Convertible Note	4	$175,000.00	Research & Development	January 1, 2019	Rule 506(b)
Convertible Note	1	$25,000.00	$25,000.00	July 12, 2019	§4(a)(2)

Convertible Note	1	$25,000.00	$25,000.00	April 19, 2019	§4(a)(2)
Convertible Note	1	$25,000.00	$25,000.00	May 1, 2019	§4(a)(2)

Valuation
Our The Company was valued at pre-money valuation of eight million dollars ($8,000,000) prior to a financing round where it raised five hundred twenty five thousand dollars ($525,000).

{ TC "Ownership " \l 2 }Ownership
The company is owned by early employees, angel investors, and a couple of early-stage investment firms. Our investors include the Black Angel Tech Fund and Backstage Capital.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Harold Hughes	48.83%*

*The percentage is the current ownership percentage.

{ TC "FINANCIAL INFORMATION " \l 1 }FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2018)

Total Income	Taxable Income	Total Tax
$2,554	$250,837	$0

{ TC "Operations " \l 2 }Operations
We are an early stage company with initial revenue from pilot projects. We plan to generate revenue within the next twelve months by building out our customer base, starting with early technology adopters and then gaining traction. Our initial customers will be sports organizations, but we are already evaluating potential customers in other industries including concert venues and festivals.

{ TC "Liquidity and Capital Resources " \l 2 }Liquidity and Capital Resources
As of December 31, 2019, we had $357,297 cash (and cash equivalents), which will be used to execute our business strategy.

{ TC "Capital Expenditures and Other Obligations " \l 2 }Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

{ TC "Trends and Uncertainties " \l 2 }Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

{ TC "Restrictions on Transfer " \l 2 }Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the purchaser may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

{ TC "Other Material Terms " \l 2 }Other Material Terms

- The Company does not have the right to repurchase the securities.
- The securities issued pursuant to Regulation CF do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

{ TC "Related Person Transactions " \l 2 }Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

{ TC "Conflicts of Interest " \l 2 }Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

{ TC "OTHER INFORMATION " \l 1 }OTHER INFORMATION

{ TC "Bad Actor Disclosure " \l 2 }Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Harold Hughes
(Signature)

Harold Hughes
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kwame Anku
(Signature)

Kwame Anku
(Name)

Director
(Title)

5/1/2020
(Date)

/s/ Harold Hughes
(Signature)

Harold Hughes
(Name)

Director
(Title)

5/1/2020
(Date)

/s/ Greg Smith
(Signature)

Greg Smith
(Name)

Director
(Title)

5/1/2020
(Date)

{ TC "EXHIBITS " \l 1 }EXHIBIT A

Financial Statements

I , Harold Hughes, the CEO of BandwagonFanClub Inc. (the "**Company**"), hereby certify that

(1)   the accompanying unaudited financial statements of the Company thereto for the periods ending December 2019 included in this Form C-AR are true and complete in all material respects; and

(2)   while the Company has not yet filed tax returns for the year ending December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of May 1, 2020.

 /s/ Harold Hughes (Signature)

Name: Harold Hughes

Title: CEO

Date: May 1, 2020

Management Report

BANDWAGON
For the period ended December 31, 2019



Prepared by
botkeeper, Inc.

Prepared on
April 2, 2020

Table of Contents

Condensed Balance Sheet as of December 31, 2019

As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
11000 Business Account	347,297
12000 Cash on hand	10,000
Total Bank Accounts	**357,297**
Other Current Assets	
21000 Due to/from Member	11,638
26000 Undeposited Funds	610
Total Other Current Assets	**12,248**
Total Current Assets	**369,545**
Other Assets	
31000 Accumulated Amortization	(36,993)
32000 Capitalized R&D Expenses	234,221
33000 Start-up/Org Costs	27,627
34000 Website Development	14,201
Total Other Assets	**239,056**
TOTAL ASSETS	**$608,601**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
15000 Brex	8,956
17000 SVB Credit Card 1159	9,977
Total Credit Cards	**18,933**
Total Current Liabilities	**18,933**
Total Liabilities	**18,933**
Equity	
50000 Common Stock	1,678,217
50200 Retained Earnings	(636,448)
Net Income	(452,100)
Total Equity	**589,669**
TOTAL LIABILITIES AND EQUITY	**$608,601**

Balance Sheet Analytics for Comparative Period December and November 2019

As of December 31, 2019

	As of Dec 31, 2019	As of Nov 30, 2019 (PP)	Total Change	% Change
ASSETS				
Current Assets				
Bank Accounts				
11000 Business Account	347,297	373,086	(25,789)	(7.00 %)
12000 Cash on hand	10,000	10,000	0	0.00 %
Total Bank Accounts	**357,297**	**383,086**	**(25,789)**	**(7.00 %)**
Other Current Assets				
21000 Due to/from Member	11,638	11,569	69	1.00 %
24000 Prepaid Expenses	0	(2,333)	2,333	100.00 %
26000 Undeposited Funds	610	0	610	
Total Other Current Assets	**12,248**	**9,236**	**3,012**	**33.00 %**
Total Current Assets	**369,545**	**392,322**	**(22,776)**	**(6.00 %)**
Other Assets				
31000 Accumulated Amortization	(36,993)	(36,993)	0	0.00 %
32000 Capitalized R&D Expenses	234,221	234,221	0	0.00 %
33000 Start-up/Org Costs	27,627	27,627	0	0.00 %
34000 Website Development	14,201	14,201	0	0.00 %
Total Other Assets	**239,056**	**239,056**	**0**	**0.00 %**
TOTAL ASSETS	**$608,601**	**$631,378**	**$ (22,776)**	**(4.00 %)**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Credit Cards				
15000 Brex	8,956	5,671	3,285	58.00 %
17000 SVB Credit Card 1159	9,977	5,667	4,310	76.00 %
Total Credit Cards	**18,933**	**11,338**	**7,595**	**67.00 %**
Total Current Liabilities	**18,933**	**11,338**	**7,595**	**67.00 %**
Long-Term Liabilities				
44000 Loan Repayment	0	(20,600)	20,600	100.00 %

	As of Dec 31, 2019	As of Nov 30, 2019 (PP)	Total Change	% Change
45210 Notes Payable - Capital Factory 5	0	50,000	(50,000)	(100.00 %)
45260 Notes Payable - Jack Eagan	0	10,000	(10,000)	(100.00 %)
45290 Notes Payable - OVG	0	100,000	(100,000)	(100.00 %)
45300 Notes Payable - Robert Jones	0	50,000	(50,000)	(100.00 %)
45310 Notes Payable - Scott Porter	0	10,000	(10,000)	(100.00 %)
47000 Shareholder Notes Payable - Realist Ventures	0	23,000	(23,000)	(100.00 %)
48000 Temporary Loan	0	20,600	(20,600)	(100.00 %)
Total Long-Term Liabilities	**0**	**243,000**	**(243,000)**	**(100.00 %)**
Total Liabilities	**18,933**	**254,338**	**(235,405)**	**(93.00 %)**
Equity				
50000 Common Stock	1,678,217	1,435,217	243,000	17.00 %
50200 Retained Earnings	(636,448)	(636,448)	0	0.00 %
Net Income	(452,100)	(421,729)	(30,371)	(7.00 %)
Total Equity	**589,669**	**377,040**	**212,629**	**56.00 %**
TOTAL LIABILITIES AND EQUITY	**$608,601**	**$631,378**	**$ (22,776)**	**(4.00 %)**

Condensed Balance Sheet with Prior Period Comparative

As of December 31, 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
ASSETS												
Current Assets												
Bank Accounts												
10000 BNC Transition to Pinnacle	0	0	0	0	0	0	0	0	0	0	0	0
11000 Business Account	106,753	30,324	1,481	21,636	64,238	34,101	15,063	3,055	768	22,033	373,086	347,297
12000 Cash on hand	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000
14000 PayPal	0	0	0	0	0	(2,050)	0	10	0	0	0	0
Total Bank Accounts	**116,753**	**40,324**	**11,481**	**31,636**	**74,238**	**42,051**	**25,063**	**13,065**	**10,768**	**32,033**	**383,086**	**357,297**
Other Current Assets												
21000 Due to/from Member	11,500	11,500	11,500	11,500	11,500	11,500	11,500	11,500	11,500	11,500	11,569	11,638
24000 Prepaid Expenses	(417)	(833)	(1,250)	(1,667)	(2,083)	(2,500)	(667)	(1,083)	(1,500)	(1,917)	(2,333)	0
26000 Undeposited Funds				625	0	0	7,500	0	0	0	0	610
Total Other Current Assets	**11,083**	**10,667**	**10,250**	**10,458**	**9,417**	**9,000**	**18,333**	**10,417**	**10,000**	**9,583**	**9,236**	**12,248**
Total Current Assets	**127,837**	**50,990**	**21,731**	**42,095**	**83,655**	**51,051**	**43,397**	**23,481**	**20,768**	**41,616**	**392,322**	**369,545**
Other Assets												
31000 Accumulated Amortization	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)	(36,993)
32000 Capitalized R&D Expenses	234,221	234,221	234,221	234,221	234,221	234,221	234,221	234,221	234,221	234,221	234,221	234,221
33000 Start-up/Org Costs	27,627	27,627	27,627	27,627	27,627	27,627	27,627	27,627	27,627	27,627	27,627	27,627
34000 Website Development	14,201	14,201	14,201	14,201	14,201	14,201	14,201	14,201	14,201	14,201	14,201	14,201
Total Other Assets	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**	**239,056**
TOTAL ASSETS	**$366,893**	**$290,046**	**$260,787**	**$281,151**	**$322,711**	**$290,107**	**$282,453**	**$262,537**	**$259,824**	**$280,672**	**$631,378**	**$608,601**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Credit Cards												
15000 Brex	61	537	0	110	704	980	1,014	75	50	50	5,671	8,956
17000 SVB Credit Card 1159	9,976	1,509	7,998	2,208	804	9,260	4,676	4,608	5,391	5,981	5,667	9,977
Total Credit Cards	**10,038**	**2,046**	**7,998**	**2,318**	**1,508**	**10,240**	**5,690**	**4,683**	**5,441**	**6,031**	**11,338**	**18,933**
Total Current Liabilities	**10,038**	**2,046**	**7,998**	**2,318**	**1,508**	**10,240**	**5,690**	**4,683**	**5,441**	**6,031**	**11,338**	**18,933**
Long-Term Liabilities												
44000 Loan Repayment	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	(20,600)	0
45000 Note Payable - Greg Smith	25,000	25,000	25,000	0	0	0	0	0	0	0	0	0
45130 Note Payable - Sean Tyler Dribben	2,500	2,500	2,500	0	0	0	0	0	0	0	0	0
45150 Note Payable - Walter C Lee Jr	2,500	2,500	2,500	0	0	0	0	0	0	0	0	0
45160 Notes Payable - Alan Lyle	0	0	0	0	0	0	0	0	0	0	0	0
45170 Notes Payable - Backstage Capital	20,000	20,000	20,000	0	0	0	0	0	0	0	0	0
45180 Notes Payable - Black Angel Tech Fund	26,000	26,000	26,000	0	0	0	0	0	0	0	0	0
45190 Notes Payable - Blue Vista Ventures	35,000	35,000	35,000	0	0	0	0	0	0	0	0	0
45200 Notes Payable - Brian Wilson	0	0	0	0	0	0	0	0	0	0	0	0
45210 Notes Payable - Capital Factory 5	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	0
45220 Notes Payable - Carrie Allen Jones	50,000	50,000	50,000	0	0	0	0	0	0	0	0	0
45230 Notes Payable - Charlie Mikkle	62,500	62,500	62,500	0	0	0	0	0	0	0	0	0
45240 Notes Payable - Gene Smith	12,500	12,500	12,500	0	0	0	0	0	0	0	0	0
45250 Notes Payable - Harry Bell	15,000	15,000	15,000	0	0	0	0	0	0	0	0	0
45260 Notes Payable - Jack Eagan	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	0

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019
45270 Notes Payable - Mellie Price	10,000	10,000	10,000	0	0	0	0	0	0	0	0	0
45290 Notes Payable - OVG	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	100,000	0
45300 Notes Payable - Robert Jones				100,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	0
45310 Notes Payable - Scott Porter	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	0
47000 Shareholder Notes Payable - Realist Ventures	50,000	50,000	50,000	50,000	50,000	50,000	50,000	50,000	23,000	23,000	23,000	0
48000 Temporary Loan	20,600	20,600	25,600	25,600	20,600	20,600	20,600	20,600	20,600	20,600	20,600	0
Total Long-Term Liabilities	**481,000**	**481,000**	**486,000**	**325,000**	**270,000**	**270,000**	**270,000**	**270,000**	**243,000**	**243,000**	**243,000**	**0**
Total Liabilities	**491,038**	**483,046**	**493,998**	**327,318**	**271,508**	**280,240**	**275,690**	**274,683**	**248,441**	**249,031**	**254,338**	**18,933**
Equity												
50000 Common Stock	591,686	591,686	594,186	880,186	980,186	980,186	1,010,222	1,035,222	1,035,222	1,035,222	1,435,217	1,678,217
50100 Opening Balance Equity	0	0	0	(50,000)	0	0	0	0	0	0	0	0
50200 Retained Earnings	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)	(636,448)
Net Income	(79,383)	(148,238)	(190,949)	(239,906)	(292,535)	(333,871)	(367,011)	(410,920)	(387,391)	(367,133)	(421,729)	(452,100)
Total Equity	**(124,145)**	**(193,000)**	**(233,211)**	**(46,168)**	**51,203**	**9,867**	**6,763**	**(12,145)**	**11,383**	**31,641**	**377,040**	**589,669**
TOTAL LIABILITIES AND EQUITY	**$366,893**	**$290,046**	**$260,787**	**$281,151**	**$322,711**	**$290,107**	**$282,453**	**$262,537**	**$259,824**	**$280,672**	**$631,378**	**$608,601**

Profit and Loss for the Month Ended December 31, 2019

December 2019

	Total
INCOME	
50600 Services	9,013
50601 Sales	1,860
Total Income	**10,873**
COST OF GOODS SOLD	
52500 Subcontractors - COS	745
Total Cost of Goods Sold	**745**
GROSS PROFIT	**10,128**
EXPENSES	
60100 Advertising & Marketing	
60101 Marketing	520
60102 Promotional	1,071
Total 60100 Advertising & Marketing	**1,591**
61600 Contract Labor	300
61800 Due to/from Members	238
61900 Dues & Subscriptions	7,790
62100 Insurance	147
62700 Meals & Entertainment	225
64400 Travel Meals	2,004
Total 62700 Meals & Entertainment	**2,229**
62800 Office Expenses	
62801 Shipping & delivery expense	558
62803 Supplies	2,970
Total 62800 Office Expenses	**3,528**
63100 Payroll	22,019
63400 Rent or Lease	463
64300 Travel	
64310 Hotel & Lodging	1,654
64320 Land Transport	812
64340 Parking and Tolls	279
64350 Air Transport	1,346
Total 64300 Travel	**4,091**
64700 Utilities	
64710 Cable, Internet & Communications	237
Total 64700 Utilities	**237**
64800 Website	(2,133)
Total Expenses	**40,500**
NET OPERATING INCOME	**(30,372)**
OTHER INCOME	
71000 Interest Earned	1
Total Other Income	**1**
NET OTHER INCOME	**1**

	Total
NET INCOME	$ (30,371)

Profit and Loss Analytics for Comparative Period December and November 2019

December 2019

	Dec 2019	Oct 31 - Nov 30, 2019 (PP)	Change	Total % Change
INCOME				
50600 Services	9,013		9,013	
50601 Sales	1,860	1,250	610	49.00 %
Total Income	**10,873**	**1,250**	**9,623**	**770.00 %**
COST OF GOODS SOLD				
52500 Subcontractors - COS	745	1,252	(507)	(41.00 %)
Total Cost of Goods Sold	**745**	**1,252**	**(507)**	**(41.00 %)**
GROSS PROFIT	**10,128**	**(2)**	**10,130**	**506,500.00 %**
EXPENSES				
60100 Advertising & Marketing				
60101 Marketing	520	335	185	55.00 %
60102 Promotional	1,071	3,750	(2,679)	(71.00 %)
Total 60100 Advertising & Marketing	**1,591**	**4,085**	**(2,494)**	**(61.00 %)**
61500 Computer		150	(150)	(100.00 %)
61600 Contract Labor	300		300	
61800 Due to/from Members	238		238	
61900 Dues & Subscriptions	7,790	7,871	(81)	(1.00 %)
62100 Insurance	147	1,258	(1,111)	(88.00 %)
62600 Legal & Professional Fees		14,161	(14,161)	(100.00 %)
62700 Meals & Entertainment	225	13	211	1,583.00 %
64400 Travel Meals	2,004	166	1,839	1,110.00 %
Total 62700 Meals & Entertainment	**2,229**	**179**	**2,050**	**1,146.00 %**
62800 Office Expenses				
62801 Shipping & delivery expense	558		558	
62802 Stationery & Printing		272	(272)	(100.00 %)
62803 Supplies	2,970	428	2,543	595.00 %
Total 62800 Office Expenses	**3,528**	**700**	**2,828**	**404.00 %**
63100 Payroll	22,019	22,033	(14)	(0.00 %)
63400 Rent or Lease	463	592	(129)	(22.00 %)
63500 Repair & Maintenance		292	(292)	(100.00 %)
64300 Travel				
64310 Hotel & Lodging	1,654	823	831	101.00 %
64320 Land Transport	812	1,335	(523)	(39.00 %)
64340 Parking and Tolls	279	105	174	166.00 %
64350 Air Transport	1,346	1,073	273	25.00 %
Total 64300 Travel	**4,091**	**3,336**	**755**	**23.00 %**
64700 Utilities				
64710 Cable, Internet & Communications	237	114	123	108.00 %
Total 64700 Utilities	**237**	**114**	**123**	**108.00 %**

	Dec 2019	Oct 31 - Nov 30, 2019 (PP)	Total Change	% Change
64800 Website	(2,133)	988	(3,120)	(316.00 %)
Total Expenses	**40,500**	**55,758**	**(15,258)**	**(27.00 %)**
NET OPERATING INCOME	(30,372)	(55,760)	25,388	46.00 %
OTHER INCOME				
71000 Interest Earned	1	2	(1)	(49.00 %)
Total Other Income	**1**	**2**	**(1)**	**(49.00 %)**
NET OTHER INCOME	1	2	(1)	(49.00 %)
NET INCOME	$ (30,371)	$ (55,758)	$25,387	46.00 %

Profit and Loss with Prior Period Comparative

January - December 2019

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019	Total
INCOME													
50600 Services				625			2,500		55,190	53,690		9,013	121,017
50601 Sales							8,160	1,761	1,250	1,296	1,250	1,860	15,577
51400 Uncategorized Income	251					1,426							1,677
Total Income	**251**	**0**	**0**	**625**	**0**	**1,426**	**10,660**	**1,761**	**56,440**	**54,985**	**1,250**	**10,873**	**138,271**
COST OF GOODS SOLD													
52000 Cost of Goods Sold			40						812				852
52500 Subcontractors - COS	2,003	1,393	1,803	1,752	3,203	3,179	1,753	2,053	1,752	1,202	1,252	745	22,090
Total Cost of Goods Sold	**2,003**	**1,393**	**1,843**	**1,752**	**3,203**	**3,179**	**1,753**	**2,053**	**2,564**	**1,202**	**1,252**	**745**	**22,942**
GROSS PROFIT	**(1,752)**	**(1,393)**	**(1,843)**	**(1,127)**	**(3,203)**	**(1,752)**	**8,907**	**(292)**	**53,875**	**53,783**	**(2)**	**10,128**	**115,329**
EXPENSES													
60100 Advertising & Marketing													0
60101 Marketing	262	503		100		44	6			35	300	520	1,769
60102 Promotional	250										3,750	1,071	5,071
Total 60100 Advertising & Marketing	**512**	**503**		**100**		**44**	**6**			**35**	**4,050**	**1,591**	**6,840**
61100 Bank Charges	8	20			12	24		105	45	1			215
61300 Charitable Donations	2,315					261		50					2,626
61500 Computer	773			48	361	891					150		2,223
61600 Contract Labor		9,000		6,000	12,750							300	28,050
61800 Due to/from Members												238	238
61900 Dues & Subscriptions	1,105	16,964	912	938	893	2,105	5,915	3,689	8,332	7,975	7,871	7,790	64,489
62100 Insurance					18				217		1,258	147	1,640
62600 Legal & Professional Fees				649	2,020	1,832	340	813			14,161		19,814
62602 Accounting & Audit Fee		635											635
Total 62600 Legal & Professional Fees		**635**		**649**	**2,020**	**1,832**	**340**	**813**			**14,161**		**20,449**
62700 Meals & Entertainment	135	1,051	1,167		137	354	218	27	307	140	13	225	3,775
64400 Travel Meals	773	773	1,026	274	302	180	238	146	448	316	166	2,004	6,645
Total 62700 Meals & Entertainment	**907**	**1,824**	**2,193**	**274**	**439**	**534**	**456**	**173**	**754**	**456**	**179**	**2,229**	**10,419**
62800 Office Expenses													0
62801 Shipping & delivery expense	24						152	117				558	851
62802 Stationery & Printing								134	537		272		943
62803 Supplies	432	262	188	42	28	807		11	1,226	268	428	2,970	6,662
Total 62800 Office Expenses	**455**	**262**	**188**	**42**	**28**	**807**	**152**	**263**	**1,763**	**268**	**700**	**3,528**	**8,456**
62900 Other General and Admin Expenses	20												20
63000 PayPal Fee							42		51				93
63100 Payroll	44,390	26,287	26,935	25,867	25,812	29,287	33,347	33,358	14,990	21,042	22,033	22,019	325,368
63300 QuickBooks Payments Fees (124)						18				37			55
63400 Rent or Lease	3,270	3,285	3,336					363	283	283	463	592	463	12,338
63500 Repair & Maintenance						305					292		597
63600 Research & Development	12,946	2,648			12,497	2,250			170				30,510
63800 Taxes & Licenses	2,000					1,100							3,100
64300 Travel	(500)		185										(315)
64310 Hotel & Lodging	2,678	2,263	3,184	122	1,066	1,451	450	25	705	485	823	1,654	14,906
64320 Land Transport	1,806	908	2,026	26	231	609	165	878	409	1,112	623	812	9,605
64330 Gasoline, Fuel & Oil		338	100		212	52			32				734

	Jan 2019	Feb 2019	Mar 2019	Apr 2019	May 2019	Jun 2019	Jul 2019	Aug 2019	Sep 2019	Oct 2019	Nov 2019	Dec 2019	Total
64340 Parking and Tolls	99	60	69	30	30		8	70	49	54	105	279	853
64350 Air Transport	4,346	1,925	1,165	558	1,256	923	265	3,064	1,957	980	1,073	1,346	18,857
Total 64300 Travel	**8,429**	**5,495**	**6,728**	**735**	**2,795**	**3,034**	**889**	**4,037**	**3,152**	**2,631**	**2,624**	**4,091**	**44,639**
64700 Utilities													0
64710 Cable, Internet & Communications	84	82	107	97	101	135		124	116	118	114	237	1,314
Total 64700 Utilities	**84**	**82**	**107**	**97**	**101**	**135**		**124**	**116**	**118**	**114**	**237**	**1,314**
64800 Website	421	461	472	585	570	547	581	501	694	502	571	(2,133)	3,771
Total Expenses	**77,634**	**67,464**	**40,871**	**47,833**	**49,429**	**39,587**	**42,049**	**43,617**	**30,347**	**33,526**	**54,594**	**40,500**	**567,453**
NET OPERATING INCOME	(79,386)	(68,857)	(42,714)	(48,960)	(52,632)	(41,339)	(33,142)	(43,909)	23,528	20,257	(54,596)	(30,372)	(452,124)
OTHER INCOME													
71000 Interest Earned	3	3	3	3	3	3	2	1	1	1	1	1	24
Total Other Income	**3**	**3**	**3**	**3**	**3**	**3**	**2**	**1**	**1**	**1**	**1**	**1**	**24**
NET OTHER INCOME	**3**	**3**	**3**	**3**	**3**	**3**	**2**	**1**	**1**	**1**	**1**	**1**	**24**
NET INCOME	$ (79,383)	$ (68,855)	$ (42,712)	$ (48,957)	$ (52,629)	$ (41,336)	$ (33,140)	$ (43,908)	$23,529	$20,258	$ (54,595)	$ (30,371)	$ (452,100)

Statement of Cash Flows

January - December 2019

	Total
OPERATING ACTIVITIES	
Net Income	(452,100)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
21000 Due to/from Member	(138)
15000 Brex	7,617
17000 SVB Credit Card 1159	968
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**8,447**
Net cash provided by operating activities	**(443,653)**
FINANCING ACTIVITIES	
44000 Loan Repayment	20,600
45000 Note Payable - Greg Smith	(25,000)
45130 Note Payable - Sean Tyler Dribben	(2,500)
45150 Note Payable - Walter C Lee Jr	(2,500)
45160 Notes Payable - Alan Lyle	(25,000)
45170 Notes Payable - Backstage Capital	(20,000)
45180 Notes Payable - Black Angel Tech Fund	(36,000)
45190 Notes Payable - Blue Vista Ventures	(85,000)
45200 Notes Payable - Brian Wilson	(15,000)
45210 Notes Payable - Capital Factory 5	(50,000)
45220 Notes Payable - Carrie Allen Jones	(50,000)
45230 Notes Payable - Charlie Mikkle	(75,000)
45240 Notes Payable - Gene Smith	(12,500)
45250 Notes Payable - Harry Bell	(15,000)
45260 Notes Payable - Jack Eagan	(10,000)
45270 Notes Payable - Mellie Price	(10,000)
45290 Notes Payable - OVG	(100,000)
45310 Notes Payable - Scott Porter	(10,000)
47000 Shareholder Notes Payable - Realist Ventures	(50,000)
48000 Temporary Loan	(20,600)
50000 Common Stock	1,327,031
50200 Retained Earnings	(4,918)
Net cash provided by financing activities	**728,613**
NET CASH INCREASE FOR PERIOD	**284,960**
Cash at beginning of period	72,948
CASH AT END OF PERIOD	**$357,907**


BANDWAGONFANCLUB INC.
BALANCE SHEET
As of December 31, 2018
(Unaudited)


ASSETS		**2018**
Current Assets:		
Cash and cash equivalents	$	72,739
Prepaid expenses		634
Total Current Assets		73,373
TOTAL ASSETS	$	73,373

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Accrued interest		23,035
Convertible notes		467,500
Total Current Liabilities		490,535
TOTAL LIABILITIES		490,535
Stockholders' Equity:		
Common Stock, $0.0001 par value, 2,000,000 shares authorized, and 1,146,771 and 1,115,760 number of shares issued, as of December 31, 2018 and 2017 respectively		115
Additional paid in capital		486,993
Retained earnings		(904,270)
Total Stockholders' Equity		(417,162)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	73,373

BANDWAGONFANCLUB INC.

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2018

		2018
Revenues	$	8,034
Cost of revenues		12,242
Gross Profit (Loss)		(4,208)
Operating Expenses:		
Research and development		191,328
General and administrative		104,464
Sales and marketing		69,250
Total Operating Expenses		365,042
Operating Income (Loss)		(369,250)
Other Income		
Interest Earned		23
Grants		45,500
Total Other Income		45,523
Provision for Income Taxes		0
Net Loss	$	(323,727)

BANDWAGONFANCLUB INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2018 and 2017
(Unaudited)

	Membership Units	Common Stock (Shares)	Membership Value (2015) Common Stock Value (2017-2018)-	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2017	$ 0	968,393	$ 97	$ 209,980	$ (213,168)	$ (3,091)
Issuance of common stock upon conversion of notes	0	21,434	2	39,597	0	39,599
Sale of common stock	0	125,933	13	99,987	0	100,000
Net Income (Loss)	0	0	0	0	(367,375)	(367,375)
Balance as of December 31, 2017	0	1,115,760	112	349,564	(580,543)	(230,867)
Issuance of common stock upon conversion of notes	0	31,011	3	137,429	0	137,432
Net Income (Loss)	0	0	0	0	(323,727)	(323,727)
Balance as of December 31, 2018	$ 0	1,146,771	$ 115	$ 486,993	$ (904,270)	$ (417,162)

BANDWAGONFANCLUB INC.
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2018
(Unaudited)

	2018
Cash Flows From Operating Activities	
Net Loss	$ (323,727)
Add back:	
Interest capitalized as principal on convertible notes	0
Changes in operating assets and liabilities:	
Increase (Decrease) in prepaid assets	417
(Decrease) Increase in accrued interest	8,979
Net Cash Used In Operating Activities	(314,331)
Cash Flows From Investing Activities	
Purchase of property and equipment	0
Net Cash Used In Investing Activities	0
Cash Flows From Financing Activities	
Short-term debt financings (repayments)	(20,600)
Issuance of convertible notes	350,000
Issuance of common stock	0
Reception of Grants	45,500
Net Cash Provided By Financing Activities	374,900
Net Change In Cash and Cash Equivalents	60,569
Cash and Cash Equivalents at Beginning of Period	12,170
Cash and Cash Equivalents at End of Period	$ 72,739
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income taxes	0
Non-Cash Investing and Financing Activities	
Conversion of convertible notes to 31,011 and 21,434 shares of common stock as of years ended December 31, 2018, and 2017 respectively	$ 137,432